SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   0-14616

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ  08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit-Sharing Plan
December 31, 2010 and 2009

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION

Schedule H, LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR) AS OF DECEMBER 31, 2010	16

EXHIBIT INDEX	17

SIGNATURE	18

Report of Independent Registered Public Accounting Firm

Trustees
J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania

June 29, 2011

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS

	December 31,
	2010	2009
ASSETS
Investments at fair value	$63,538,595	$53,002,071

Receivables
Notes receivable from participants	3,375,545	2,929,364
Employer contributions	19,905	16,600
Participant contributions	38,009	33,118

Total receivables	3,433,459	2,979,082

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$66,972,054	$55,981,153

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS

Year ended December 31, 2010

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$7,380,716
Interest and dividend income	898,378
Total gain on investments	8,279,094
Interest income on notes receivable from participants	166,906

Contributions
Employer	1,456,257
Participants	3,422,940
Participant rollover	260,200

Total contributions	5,139,397

Total additions	13,585,397

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(2,534,746)
Administrative expenses	(59,750)

Total deductions	(2,594,496)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,990,901

Net assets available for benefits
Beginning of year	55,981,153

End of year	$66,972,054

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) regulations. For 2010, a participant’s tax-deferred contribution was limited to $16,500.  Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $5,500 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:
•
A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2010, 60% of employee’s salary reduction up to 5% of salary).  This percentage will be determined each year by the Company.

•
On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation.  This percentage will be determined each year by the Company. There was no such contribution in 2010.

•	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2010.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts, and (d) allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN – Continued

  4. Vesting

Participants are 100% vested in their salary reduction contributions.  Vesting in the Company’s match contribution is based on years of service.  Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5. Payment of Benefits

On termination of service, retirement, death or disability, benefits are payable in a lump sum form at the election of the participant.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participant’s who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6. Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document.  All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by Plan administrator. The interest rates range from 4.25% to 9.50%.  Participants may borrow up to 50% of their vested balance up to $50,000.  All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant.

7. Forfeited Accounts

Forfeitures are allocated to participants' accounts in proportion to each participant's percentage of the total discretionary matching contribution for the year. Unallocated forfeitures as of December 31, 2010 and 2009 were $19,253 and $91,349, respectively. Forfeitures allocated during 2010 totaled $94,407.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

  1. Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. See note 5 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  4.  New Accounting Pronouncements

In January 2010, the FASB issued guidance to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan adopted this new guidance in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

During 2010, the Plan adopted the amended guidance reporting loans issued to participants, which requires participant loans to be measured at their unpaid balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. Participant loans in the amount of $2,929,364 have been reclassified to notes receivable from participants as of December 31, 2009. Delinquent participant loans are reclassified as benefits paid to participants based upon the terms of the Plan.

5.  Fair Value Measurements

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan adopted accounting guidance, which requires enhanced disclosures about investments that are measured and reported at fair value.  The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III).  An investment’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety.   The three levels of the fair value hierarchy are described below:

•	Level I – Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;
•
Level II – Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active.  Investments which are included in this category are securities where all significant inputs are observable, either directly or indirectly;

•
Level III – Prices or valuations that are unobservable and where there is little, if any, market activity for these investments.  The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including the type of investment, whether the investment is new, whether the investment is traded on an active exchange or in the secondary market, and the current market conditions.  To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010and 2009.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Registered Investment Company Mutual Funds: These investments are public investment securities valued using the NAV provided by Hartford. Net asset value is used as a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level I investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level I investment.

Common/Collective Trust Fund: This investment is a public investment security valued using the NAV provided by Hartford. Net asset value is used as a practical expedient for fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. The common/collective trust fund with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common/collective trust fund is classified as a Level 2 investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value:

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2010	Level I	Level II	Level III
Common stock fund	$10,444,788	$10,444,788	$-	$-
Fixed Income	$3,271,240	$3,271,240
Balanced	$12,102,383	$12,102,383
Growth	$15,957,940	$15,957,940
Aggressive Growth	$15,143,693	$15,143,693
Income	$651,468	$651,468
Other	$2,885,818	$2,885,818
Total Mutual Funds	$50,012,542	$50,012,542	$-	$-
Common/Collective trust funds	$3,081,265	$-	$3,081,265	$-
Total investments measured at fair value	$63,538,595	$60,457,330	$3,081,265

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2009	Level I	Level II	Level III
Common stock fund	$8,483,219	$8,483,219	$-	$-
Fixed Income	$2,889,749	$2,889,749
Balanced	$9,770,821	$9,770,821
Growth	$13,640,455	$13,640,455
Aggressive Growth	$12,743,913	$12,743,913
Income	$374,909	$374,909
Other	$2,354,145	$2,354,145
Total Mutual Funds	$41,773,992	$41,773,992	$-	$-
Common/Collective trust funds	$2,744,860	$-	$2,744,860	$-
Total investments measured at fair value	$53,002,071	$50,257,211	$2,744,860

  6.Reclassifications
Certain accounts in the 2009 financial statements have been reclassified for comparative purposes to conform to the presentation in the 2010 financial statements.

7.Payment of Benefits
  Benefits are recorded when paid.

  8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for  benefits.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2010 and 2009 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2010	2009
J&J SNACK FOODS CORP. COMMON STOCK	$10,444,788	$8,483,219
T. ROWE PRICE GROWTH STOCK-ADV	$3,644,318	$3,173,436
MFS MODERATE ALLOCATION A	$6,698,855	$5,485,446
MFS GROWTH ALLOCATION A	$6,101,636	$5,044,622
MFS AGGRESSIVE GROWTH ALLOCATION A	$15,143,693	$12,743,913
MFS CONSERVATIVE ALLOCATION A	$4,114,494	$3,363,146
OTHER	$17,390,811	$14,708,289
TOTAL	$63,538,595	$53,002,071

During 2010, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $7,380,716 as follows:

Mutual funds	$5,638,997
Common stock	$1,741,719

$7,380,716

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, investments include 211,179 and 207,054 shares of the Corporation's unitized stock fund valued at $10,444,788 and $8,483,219, respectively.

Certain Plan investments are shares of mutual funds and common collective trusts managed by the trustee.

Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE E – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by Hartford Retirement Services, LLC and adopted by the Company. The Prototype Plan obtained its latest opinion letter on January 1, 2009, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by the Department of Labor and the Internal Revenue Service.

NOTE F - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company on April 1, 2008. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$66,972,054	$55,981,153

Contributions receivable	(57,914)	(49,718)

Net assets available for benefits per Form 5500	$66,914,140	$55,931,435

(1)
Amount represents the difference between amounts accrued for contribution receivable per Form 5500 and the financial statements. The financial statements accrued contributions receivable as of December 31, 2010 and 2009.

The following is a reconciliation of the Plan’s changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010

Change in net assets available for benefits per the financial statements	$10,990,901

Plus contribution receivable at December 31, 2009	49,718
Less contribution receivable at December 31, 2010	(57,914)

Change in net assets available for benefits per the Form 5500	$10,982,705

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification #:	22-1935537
Plan Sponsor's Name:	J&J SNACK FOODS CORP

		(c) Description of investment,
	(b) Identity of,	including maturity date,
	issue, borrower,	rate of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
*	MFS GOVERNMENT SECURITIES A	Mutual Fund	**	3,271,240
*	MFS CONSERVATIVE ALLOCATION A	Mutual Fund	**	4,114,494
*	MFS MODERATE ALLOCATION A	Mutual Fund	**	6,698,856
*	MFS GROWTH ALLOCATION A	Mutual Fund	**	6,101,636
*	MFS AGGRESSIVE GROWTH ALLOCATION A	Mutual Fund	**	15,143,693
	DAVIS NY VENTURE A	Mutual Fund	**	3,026,058
	AMERICAN FUNDS AMCAP R3	Mutual Fund	**	1,153,023
	OPPENHEIMER GLOBAL A	Mutual Fund	**	2,885,817
	T. ROWE PRICE GROWTH STOCK-ADV	Mutual Fund	**	3,644,318
	PIMCO DIVERSIFIED INC FUND-A	Mutual Fund	**	651,468
	J P MORGAN INTREPID VALUE FUND-A	Mutual Fund	**	943,566
	DAVIS OPPORTUNITY FUND-A	Mutual Fund	**	660,470
	GOLDMAN SACHS GROWTH & INCOME-A	Mutual Fund	**	795,807
	J P MORGAN SMALL CAP EQUITY	Mutual Fund	**	428,869
	BLACKROCK GLOBAL ALLOCATION	Mutual Fund	**	493,227
*	FIXED FUND INSTITUTIONAL	Common Collective Trust	**	3,081,265
	J&J SNACK FOODS CORP COMMON STOCK	Employer Securities	**	10,444,788

	Total funds			63,538,595

*	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% to 9.50%		3,375,545

	Total investments at fair value			$66,914,140

*  Party-in-interest.
** Cost omitted; all investments are participant-directed.

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 29, 2011	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator